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                             October 12, 2022

       Christopher Blunt
       Chief Executive Officer
       F&G Annuities & Life, Inc.
       801 Grand Avenue, Suite 2600
       Des Moines, IA 50309

                                                        Re: F&G Annuities &
Life, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10
                                                            Filed October 4,
2022
                                                            File No. 001-41490

       Dear Christopher Blunt:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12B filed October 4, 2022

       General

   1. Please file as exhibits the note purchase agreement with Kubera Insurance and your capital keep-well
agreements with your reinsurance subsidiary F&G Cayman Re Ltd as referenced on page 8
or tell us why you believe they are not required. Refer to Item
                                                        601(b)(10) of
Regulation S-K.
       Adjusted Net Earnings Attributable to Common Shareholders, page 86

   2.                                                   Please refer to comment
4. Please also refer to comment 18 in our letter dated August 17,
                                                        2022. The adjustment
for the impact of market volatility on the alternative asset portfolio that differs from
management's expectation of returns over the life of these assets substitutes an
individually tailored recognition and measurement method for those of
                                                        GAAP which results in a
misleading non-GAAP measure that violates Rule 100(b) of
 Christopher Blunt
F&G Annuities & Life, Inc.
October 12, 2022
Page 2
         Regulation G. Please remove this adjustment from your non-GAAP financial measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameChristopher Blunt                       Sincerely,
Comapany NameF&G Annuities & Life, Inc.
                                                          Division of
Corporation Finance
October 12, 2022 Page 2                                   Office of Finance
FirstName LastName